UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

180 Degree Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68235B208
(CUSIP Number)

KEVIN M. RENDINO
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235B208

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
666 shares of Common Sotck
	8	SHARED VOTING POWER
529,345 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
666 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
529,345 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
530,011 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11)
5.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Shares owned jointly with spouse.
(2) Based on 10,373.820 shares outstanding as of June 30, 2022, as reported on the Issuer's Semi-Annual Report filed with the Securities and Exchange Commission on Form N-CSRS on August 8, 2022.

CUSIP No. 68235B208

Item 1. Security and Issuer.

This statement on Schedule 13D related to the shares of Common Stock, par value $0.01 per share ("Common Stock") of 180 Degree Capital Corp., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7 N. Willow Street, Suite 4B, Montclair, NJ 07042.

Item 2. Identity and Background.

(a)    Kevin M. Rendino (the "Reporting Person").
(b)    The principal business address for the Reporting Person is 7 N. Willow Street, Suite 4B, Montclair, NJ 07042.
(c)     The principal occupation of the Reporting Person is serving as Chairman of the Board of Directors, Chief Executive Officer and Portfolio Manager of the Issuer, the business address of which is 7 N. Willow Street, Suite 4B, Montclair, NJ 07042.
(d)(e)    In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)     The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 530,011 shares of Common Stock of the Issuer is $3,140,725.14, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of the Reporting Person.

Item 4. Purpose of the Transaction.

(a)-(j)     The shares of Common Stock were acquired for investment purposes. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D.

Item 5.     Interest in the Securities of the Issuer

(a)(b)    The Reporting Person has the sole or shared power to vote or direct the vote of, and the sole or shared power to dispose or direct the disposition of 530,011 shares of Common Stock of the Issuer. Based upon a total of 10,373,820 outstanding shares of Common Stock as of June 30, 2022, the Reporting Person's shares represent approximately 5.1% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	5,000	$5.8997	9/19/2022
Common Stock	5,000	$5.9399	9/16/2022
Common Stock	10,000	$6.0000	9/13/2022
Common Stock	1,578	$6.0500	9/8/2022
Common Stock	102	$6.0500	9/7/2022
Common Stock	1,400	$6.0000	8/31/2022
Common Stock	300	$6.2000	8/26/2022
Common Stock	3,380	$6.2089	8/23/2022
Common Stock	1,707	$6.2000	8/22/2022
Common Stock	3,510	$6.2400	8/11/2022
Common Stock	956	$6.2000	8/10/2022

(d)    No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 09/21/22

KEVIN M. RENDINO

By: /s/ Kevin M. Rendino
Name: Kevin M. Rendino